MEMORANDUM

TO:	John Grzeskiewicz	CC:	Amy Duling
Peter Moran
John Leven
David Lebisky
Joshua Deringer
Michael P. Malloy

FROM:	Jillian Bosmann

DATE:	February 22, 2011

RE:	Response to SEC Staff Comments on the Preliminary Proxy Materials of the DundeeWealth Funds (the “Registrant”) (Registration No. 333-135371; 811-21913)

This memorandum summarizes the comments received from you on February 17, 2011 on the above-referenced Preliminary Proxy Materials filed on February 10, 2011 in connection with the Special Meeting of Shareholders of the Registrant and the Registrant’s responses.

1.             Comment:  Please confirm that Registrant will supplement or otherwise revise the prospectuses of the Dynamic Contrarian Advantage Fund and the Dynamic Discovery Fund to add non-diversification risk disclosure if shareholders of the Funds approve the proposals to permit the Funds to operate as non-diversified funds.

Response:  Registrant confirms that relevant risk disclosure will be added if shareholders of one or both of the Funds approve the proposals to permit the Funds to operate as non-diversified funds.

2.             Comment:  Please confirm that the Bank of Nova Scotia has no other U.S. registered investment companies.

Response:  The Bank of Nova Scotia does not sponsor any other U.S. registered investment companies.  Goodman & Company NY, Ltd., an affiliated sub-adviser to certain series of Registrant, also serves as a sub-adviser to another U.S. registered investment company.

If you have any questions or comments concerning this memorandum, please contact me at (215) 988-3307.